UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission File Number: 1-1927

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of The Goodyear Tire & Rubber Company Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the “Plan”) as of December 31, 2023 and 2022 and for the fiscal year ended December 31, 2023, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY LLC

Plan Administrator of COOPER TIRE & RUBBER COMPANY PRE-TAX SAVINGS PLAN (FINDLAY)
June 6, 2024

	By:	/s/ Margaret V. Snyder
Margaret V. Snyder, Vice President and Controller

ANNEX A TO

FORM 11-K

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2023 and 2022

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Findlay)

Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

/s/ Bober, Markey, Fedorovich & Company

Akron, Ohio

June 6, 2024

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

(Dollars in Thousands)
	2023	2022
Investments, at Fair Value:
Plan’s Interest in Commingled Trust	$48,107	$—
Pooled Separate Accounts	610	44,548
Common/Collective Trust Fund	—	14,934
Common Stock	—	701
Mutual Funds	—	822

	48,717	61,005
Investment, at Contract Value:
Plan’s Interest in Commingled Trust	8,764	—
Notes Receivable from Participants	1,029	1,158
Contribution Receivable - Employer	17	—
Contribution Receivable - Employee	40	—

Net Assets Available for Benefits	$58,567	$62,163

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023

(Dollars in Thousands)
Contributions:
Employee	$2,309
Employer	816

Total Contributions	3,125
Deductions:
Benefits Paid to Participants or Their Beneficiaries	15,853

Total Deductions	15,853
Interest from Notes Receivable from Participants	49
Net Investment Gain from Plan’s Interest in Commingled Trust	6,278
Net Investment Gain from Pooled Separate Accounts	2,823
Administrative Expenses	(18)

Net Decrease in Net Assets Available for Benefits During the Year	(3,596)
Net Assets Available for Benefits at Beginning of Year	62,163

Net Assets Available for Benefits at End of Year	$58,567

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the “Plan”) are maintained on the accrual basis of accounting.

Plan Year

The Plan Year is a calendar year.

Trust Assets and Recordkeeper

Effective February 17, 2023, the Plan maintains its assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by The Northern Trust Company (the “Trustee”). During 2023, The Goodyear Tire & Rubber Company (“Goodyear”) and Cooper Tire & Rubber Company LLC (the “Company” or “Plan Sponsor”) sponsored five savings plans that participated in the Commingled Trust, including the Plan. The Plan’s divided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Effective February 17, 2023, Empower Retirement, the retirement services business of Great-West Financial, became the recordkeeper of the Plan.

Prior to February 17, 2023, the Plan had a trust agreement with Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (“Principal”) to act as trustee and recordkeeper of the Plan’s assets.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 8). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiate permitted transactions under the terms of the plan.

The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the period value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants

The Plan document allows notes from participants. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain stability and liquidity (See Note 8).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 2 - GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception

The Plan is a defined contribution plan, which became effective November 6, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective June 7, 2021, the Plan Sponsor was acquired by Goodyear (“Goodyear Acquisition”). As of the date the financial statements were available to be issued, the Company remains the Plan Sponsor.

Eligibility

The Plan covers all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and the Company. The Plan automatically enrolls newly eligible participants into the Plan using a 3% deferral rate. Participants can elect to opt out of automatic enrollment.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in Company contributions as soon as the Company makes the contribution.

Contributions

Each year, participants may contribute up to 75% of their pretax compensation into the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to any of the Plan’s investment fund options with the exception of the Principal U.S. Property Pooled Separate Account fund.

The Company makes Restricted Access Company Contributions, for employees hired on and after January 1, 2009, in an amount equal to 3% of compensation for the payroll period for each person who is an active participant on the last day of that period. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Effective February 24, 2023, participants can elect to invest employee or employer contributions into the Goodyear Stock Fund. Participants may not elect to invest more than 10% of Company contributions in the Goodyear Stock Fund. As a result of the Goodyear Acquisition, all shares of the Cooper Tire & Rubber Company stock in the Plan were exchanged for shares of The Goodyear Tire & Rubber Company at the exchange ratio specified in the Agreement and Plan Merger dated as of February 22, 2021.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the portion of their account balance attributable to Company contributions, immediately after a transfer of funds, in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for investment by participants of their accounts under the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (the “ESOP”) portion of the plan, participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2023 total dividends paid on the Goodyear stock held were $0.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1⁄2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued regulations governing financial hardship. Under the IRS regulations, withdrawals are permitted for severe financial hardship.

The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law on March 27, 2020, which allowed Plan participants who were impacted from the coronavirus to elect a distribution of up to $100,000 from the Plan through December 31, 2020, with a waiver of the 10% early withdrawal tax penalty. Participants may pay back the distribution over a three-year period from the date of distribution, without being subject to income taxes. If the distribution is not repaid to the Plan, participants have the option to pay the income taxes on the distribution over a three-year period.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount that can be borrowed is $500. The maximum amount that can be borrowed is $50,000 reduced by any outstanding loan balance, if any during the one-year period ending on the day before the new loan is made or 50% of the participant’s vested account balance. Participants may have up to one note outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime rate (8.5% at December 31, 2023 and 7.5% at December 31, 2022).

The CARES Act increased the maximum amount that participants who are eligible for a coronavirus related distribution can borrow from their Plan accounts to the lesser of $100,000 or 100% of the participant’s vested account balance, if the loan was made within 180 days from March 27, 2020. In addition, participants with an outstanding Plan loan with repayment dates between March 27, 2020 and December 31, 2020 could delay their loan repayments for up to one year, with interest still accruing on the deferred payments.

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the IRC into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan are paid partly by the Company and partly by the Commingled Trust. Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests. Certain expenses of the Plan which were incurred during the period that Principal was the recordkeeper were paid directly by the Plan.

The professional management program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

NOTE 3 - RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index and Russell 1000 Growth Index Funds which are offered as investment funds available to participants under the Plan.

The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2023, the price per share of Goodyear common stock on The Nasdaq Stock Market ranged from $9.86 to $16.51. The closing price per share of Goodyear common stock on The Nasdaq Stock Market was $14.32 at December 31, 2023 ($10.15 at December 31, 2022). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer matching contributions is designated as an ESOP.

NOTE 4 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated February 7, 2017 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the IRC. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 to the Form 5500:

(Dollars in Thousands)
Net Assets Available for Benefits per the Financial Statements	$58,567
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(453)

Net Assets Available for Benefits per the Form 5500	$58,114

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2023 to the Form 5500:

(Dollars in Thousands)
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$6,278
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	(453)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$5,825

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of plan assets, except for the investment in the Principal U.S. Property Pooled Separate Account. Each participating plan has a divided interest in the Commingled Trust. At December 31, 2023, the Plan’s interest in the net assets of the Commingled Trust was approximately 1.7%.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

The Statements of Net Assets Available for Benefits of the Commingled Trust as of December 31, 2023 are as follows:

(Dollars in Thousands)	Commingled Trust	Plan’s Interest in Commingled Trust
Investments:
Investments at Fair Value:
Common Collective Trusts
NT Collective S&P 500 Index Fund	$619,304	$1,903
JP Morgan ACWI Ex US Fund	178,906	423
NT Collective Russell 1000 Growth Index Fund	213,130	1,169
Vanguard Fiduciary Trust Target Retirement Income Fund	59,151	349
Vanguard Fiduciary Trust Target Retirement 2025 Fund	318,050	8,622
Vanguard Fiduciary Trust Target Retirement 2035 Fund	476,874	23,168
Vanguard Fiduciary Trust Target Retirement 2045 Fund	346,319	5,130
Vanguard Fiduciary Trust Target Retirement 2055 Fund	141,424	3,094
Vanguard Fiduciary Trust Target Retirement 2065 Fund	33,026	1,244
Western Asset Core Plus Bond Fund	181,606	466
Victory Small Cap Value Collective Fund	35,027	229
Short-Term Investments	17,860	287
Mutual Funds
JP Morgan Large Cap Value Fund	73,762	497
Carillon Eagle Growth & Income Fund	57,089	118
Charles Schwab Self Directed Account - Mutual Funds	55,595	661
Common Stock of The Goodyear Tire & Rubber Company	47,983	754

Total Investments at Fair Value	2,855,106	48,114
Investments at Contract Value:
Investment Contracts (See Note 8)	523,979	8,764

Total Investments	3,379,085	56,878
Receivables:
Pending Trades	(1,152)	(19)
Accrued Interest and Dividends	1,276	21

Total Receivables	124	2

Total Assets	3,379,209	56,880
Liabilities:
Administrative Expenses Payable	(905)	(9)

Total Liabilities	(905)	(9)

Net Assets Available for Benefits	$3,378,304	$56,871

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2023
Net Appreciation in Fair Value of Investments	$440,600
Interest and Dividends	17,727

Investment Gain	458,327
Administrative Expenses	(2,093)

Net Investment Gain	$456,234

NOTE 7 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

The Commingled Trust’s assets measured at fair value on a recurring basis as of December 31, 2023 are as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$186,446	$—	$—	$186,446
Common Stock	47,983	—	—	47,983

Total Assets in the Fair Value Hierarchy	$234,429	$—	$—	234,429

Investments Measured at Net Asset Value:
Common Collective Trusts				2,620,677

Total Investments at Fair Value				$2,855,106

The Plan’s assets measured at fair value on a recurring basis as of December 31, 2022 are as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$822	$—	$—	$822
Common stock	701	—	—	701

Total Assets in the Fair Value Hierarchy	$1,523	$—	$—	1,523

Investments Measured at Net Asset Value:				59,482

Total Investments at Fair Value				$61,005

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets measured at fair value are as follows:

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Common Collective Trusts: Valued at the NAV of units held by the Commingled Trust or the Plan at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds held by the Commingled Trust had a fair value of approximately $2,620,677,000 as of December 31, 2023, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days. The fair value of the common collective trust fund held by the Plan at December 31, 2022 was $14,933,918.

Pooled Separate Accounts: The fair value of the investments in this category have been estimated using the net asset value (NAV) per unit provided by the administrator of the fund as a practical expedient. The NAV is not a publicly quoted price in an active market. The fair value of the pooled separate accounts held by the Plan at December 31, 2023 and 2022 is $610,634 and $44,547,559, respectively. The Principal U.S. Property Pooled Separate Account has a value of $610,364 and $757,888 at December 31, 2023 and 2022, respectively, and a withdrawal limitation effective after market close on July 1, 2022, which will be lifted when the account has sufficient liquidity, but no longer than three years from the effective date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was approximately $523,979,000 as of December 31, 2023.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Employer Identification Number: 34-4297750, Plan Number: 014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
*	Notes Receivable from Participants	3.25% - 8.5%	$—	$1,028,911
	Principal Life Insurance Company	3,745 units, U.S. Property Separate Account	**	610,364

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA.
**	Cost is not a required disclosre on participant directed investments.